SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May 2008
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

2 Rechavam Ze’evi Street
Givat Shmuel 54017, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Attached hereto and incorporated by reference herein is the registrant's Proxy Statement announcing the Annual Shareholders Meeting to be held on June 26, 2008 sent to registered shareholders of the Company.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. (The “Company”) is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant) By: /s/ Shmuel Arvatz Name: Shmuel Arvatz Title: Executive Vice President and Chief Financial Officer
Date: May 22, 2008

CLICKSOFTWARE TECHNOLOGIES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 26, 2008

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at 2 Rechavam Ze’evi Street, Givat Shmuel 54017 Israel, on June 26, 2008 at 4:00 p.m. local time (the "Meeting").  The agenda for the Meeting is as follows:

1.
To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors for the Company for the year ending December 31, 2008 and for such additional period until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

2.
To re-elect Mr. Roni A. Einav and Mr. Gil Weiser as Class II directors to the Board of Directors of the Company, each to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2011 or until a successor has been duly elected.

3.	To approve the grant of options to Dr. Moshe BenBassat for the purchase of 70,000 ordinary shares of the Company.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, shareholders will be requested to consider at the Meeting the Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2007.

Shareholders of record at the close of business on May 19, 2008 will be entitled to notice of and to vote at the Meeting.  Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,	CLICKSOFTWARE TECHNOLOGIES LTD. Dr. Moshe BenBassat Chairman of the Board of Directors and Chief Executive Officer

May 22, 2008

IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

CLICKSOFTWARE TECHNOLOGIES LTD.

2 Rechavam Ze’evi Street
Givat Shmuel 54017, Israel
____________________

PROXY STATEMENT
____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 26, 2008

    This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on June 26, 2008 at 4:00 p.m. local time at the offices of the Company, 2 Rechavam Ze’evi Street, Givat Shmuel 54017, Israel (tel. no. +972-3-765-9400), or at any adjournment thereof.  This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about May 22, 2008.

Proxies; Counting of Votes

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached.  The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least forty eight (48) hours before the Meeting.  Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy.  Subject to the rules of the Nasdaq Capital Market, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote.

    Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.  Attendance at the Meeting will not, by itself, revoke a proxy.

Record Date; Solicitation of Proxies

    Only shareholders of record at the close of business on May 19, 2008 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.  Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company's Annual Report for the year ended December 31, 2007 is available for download on the Company’s website at www.clicksoftware.com.

    To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 2 Rechavam Ze’evi Street, Givat Shmuel 54017, Israel, not later than June 2, 2008. Our Board of Directors may respond to your notice not later than June 10, 2008.

    Following the Meeting, one or more shareholders holding, at the Record Date, (i) at least 1,427,857 ordinary shares, which represent approximately five percent (5%) of the total voting rights in the Company, or (ii) five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Quorum and Voting Requirements

On May 12, 2008, the Company had outstanding 28,557,148 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal.   If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 1, 2 and 3.

THIS PROXY CARD SHALL ALSO SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 12, 2008 concerning: (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all Directors and Officers as a group.  The information presented in this table is based on 28,557,148 Ordinary Shares outstanding as of May 12, 2008.  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of May 12, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.

	Ordinary Shares Beneficially Owned

Name and Address	Number	Percent

Dr. Moshe BenBassat (1)	5,210,471	17.5%
Austin W. Marxe and David M. Greenhouse (2)	2,181,763	7.6%
G. Nicholas Farwell (3)	2,968,900	10.4%
Officers and Directors as a group (4) (9 persons)	6,120,143	20.7%

(1)
Includes, in addition to the ordinary shares held by Dr. Moshe BenBassat, (i) 1,242,892 options for  ordinary shares held by Dr. Moshe BenBassat that are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. Moshe BenBassat.  Does not include 39,500 ordinary shares for which options granted to Dr. Moshe BenBassat are outstanding but are not currently or within 60 days exercisable.

(2)
As reported on Form 13F-HR filed with the SEC on May 12, 2008 in a joint filing by Austin W. Marxe and David M. Greenhouse. Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(3)	As reported on Schedule 13G filed with the SEC on February 12, 2008 by G. Nicholas Farwell.

(4)
Includes (i) 2,129,192 ordinary shares for which options granted to Officers and Directors are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. Moshe BenBassat.  Does not include 252,101 ordinary shares for which options granted to Officers and Directors are outstanding but are not currently or within 60 days exercisable.

PROPOSAL 1 —APPOINTMENT
AND RENUMERATION OF THE COMPANY'S INDEPENDENT AUDITORS

The Audit Committee has recommended the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Brightman Almagor”), as the Company’s independent auditors for the year ending December 31, 2008.  Brightman Almagor has been the Company’s independent auditor since December 31, 2002 and audited the Company's books and accounts for the year ended December 31, 2007.

The shareholders will be requested to approve the appointment of the accounting firm of Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual General Meeting of Shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

It is proposed that the following Ordinary Resolution be adopted at the Meeting:

"RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ending December 31, 2008 and for such additional period until the next Annual General Meeting of Shareholders, be, and hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent auditors in accordance  with the volume and nature of their services."

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to appoint the Company's independent auditors.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor as the Company's independent auditors and the authorization of the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.  It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 2 — ELECTION OF DIRECTORS

The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company’s Board. The Company’s Board of Directors is classified into three classes of directors as follows:

Name of Director and Class	Year of Annual Meeting at which Term Expires	Age
James W. Thanos, Class I	2010	59
Roni A. Einav, Class II	2008	64
Gil Weiser, Class II	2008	66
Moshe BenBassat, Class III	2009	60
Israel Borovich, External Director	2010	66
Naomi Atsmon, External Director	2009	55
Dan Falk, External Director	2009	63

Currently, Mr. Roni A. Einav and Mr. Gil Weiser are Class II Directors. The term of the Class II Directors will expire at the Meeting and successor Class II Directors shall be elected at the Meeting. The Board of Directors recommends that at the Meeting Mr. Roni A. Einav and Mr. Gil Weiser be re-elected to serve as Class II Directors until the Annual General Meeting of Shareholders to be held in 2011 and until respective successors are duly elected and qualified.

RONI EINAV has served as a director since 2000.  Mr. Einav is the founder and General Manager of Einav High-Tec Assets Ltd., an investment company focused on technology ventures. From 1983 to 1999, Mr. Einav served as Chairman of New Dimension Software, Ltd., a systems software company he had founded, which was subsequently acquired by BMC Software. Mr. Einav serves on the board of directors of Advantec, XciTel, Eurekify, Xenia, Impactia, M-Photo, Ivivo and Gimao. Mr. Einav has also played a key role in founding approximately a dozen other software companies, including Liraz Computers, Jacada Ltd., M-Photo, Ivivo, Impactia, Axxana, Eurekify, XciTel, CeDimension, ComDa, Computer Systems and Einav Systems. Mr. Einav was a Major in the Israeli Defense Forces and served as a systems analyst in a research and development division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering as well as a Master of Science degree in Operations Research from the Technion Institute, Haifa, Israel.

GIL WEISER has served as a director since 2003. Mr. Weiser has been active in the high tech environment for the past 30 years, with experience ranging from design engineering to management of international companies, as well as community and public activities, from serving the Shevach/Mofet High School to chairing the Haifa University Executive Board. Mr. Weiser is currently the Chief Executive Officer of Orsus Solutions Ltd., an Israeli high-tech company, and is Chairman or a member of the board of directors of the following companies: Fundtech, a software company; BBP, a subsidiary of Fundtech; and Carmel, a company connected with Haifa University. Mr. Weiser was also a member of the board of directors of the Tel Aviv Stock Exchange from 2002 to 2004.  In 2002, Mr. Weiser served as Acting Vice Chairman for ORAMA, an international investment banking group.  From 1995 to 2000, Mr. Weiser served as Chief Executive Officer of Hewlett-Packard Israel, a technology company. From 1993 to 1995, Mr. Weiser served as Chief Executive Officer of Fibronics Corporation, a communication company. From 1976 to 1993, Mr. Weiser served as Chief Executive Officer of Digital Israel, a computing company. Mr. Weiser is Chairman of the Executive Committee of Haifa University. Mr. Weiser was the Vice Chairman of the Israel Management Center, heading the multi-national forum, and is a member of the Israel High-Tech Association Executive Committee. Mr. Weiser holds a Bachelor of Science degree in Electrical Engineering from the Technion Institute and a Master of Science degree in Electronics/Computers from the University of Minnesota in Minneapolis.

It is proposed that the following Ordinary Resolution be adopted at the Meeting:

“RESOLVED that the following nominees, currently serving as Directors of the Company, be re-elected to the Board of Directors to serve according to the period of the class as follows:

Mr. Roni A. Einav and Mr. Gil Weiser classified as Class II Directors shall serve until the Annual General Meeting of Shareholders to be held in 2011 and until their respective successors are duly elected and qualified.”

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to elect the foregoing nominees as Directors.

It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” the election of the Directors named above as Class II Directors unless specifically instructed to the contrary.

PROPOSAL 3 – PROPOSAL TO APPROVE THE GRANT OF OPTIONS
TO DR. MOSHE BENBASSAT

    Under the Companies Law, the terms of compensation to Directors of the Company, including the grant of options, whether in their capacity as Directors or otherwise, requires shareholder approval.  Dr. Moshe BenBassat, who is serving as Chairman of the Board of Directors, is also the Chief Executive Officer of the Company.

    It is proposed that the shareholders approve the grant of options to Dr. Moshe BenBassat to purchase 70,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company’s Ordinary Shares on the trading day immediately preceding the Meeting, as recommended by the Compensation Committee and as approved by the Audit Committee and the Board of Directors of the Company.  The options would vest as follows:  25% on the first anniversary date of the options grant, and 1/48 at the end of each month thereafter.  The options would expire seven years from their date of issuance.

    It is proposed that the following Ordinary Resolution be adopted at the Meeting:

    “RESOLVED, that the grant of options to Dr. Moshe BenBassat to purchase 70,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company's Ordinary Shares on the trading day immediately preceding the Meeting, is hereby approved.”

    The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the options grant to Dr. Moshe BenBassat.

    The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the options grant to Dr. Moshe BenBassat.  It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting.  However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By order of the Board of Directors, Dr. Moshe BenBassat Chairman of the Board of Directors and Chief Executive Officer
Givat Shmuel, Israel May 22, 2008